THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
(Expressed in thousands of U.S. dollars)
UNAUDITED

	As of
	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$20,072	$14,707
Restricted cash	24,440	12,948
Investments in financial assets	14,413	14,222
Trade receivables	9,535	6,441
Other receivables	90	63
Prepaid expenses and deposits	1,222	2,132
TOTAL CURRENT ASSETS	69,772	50,513
NON-CURRENT ASSETS
Intangible assets	3,219	3,442
Goodwill	8,993	8,993
Property and equipment	1,593	1,600
TOTAL NON-CURRENT ASSETS	13,805	14,035
TOTAL ASSETS	83,577	64,548

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,093	571
Accrued liabilities	21,214	13,374
Customer deposits	24,440	12,948
Other payables	10,666	302
Warrants outstanding	540	-
TOTAL CURRENT LIABILITIES	57,953	27,195
NON-CURRENT LIABILITIES
Warrants outstanding	-	269
TOTAL NON-CURRENT LIABILITIES	-	269
TOTAL LIABILITIES	57,953	27,464

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	68,422	62,567
Stock-based compensation reserves	53,448	52,937
Deficit	(94,302)	(78,205)
Other reserves	(5)	(167)
Treasury stock, at cost	(2,110)	(257)
EQUITY ATTRIBUTABLE TO OWNERS	25,453	36,875
Non-controlling interests	171	209
TOTAL EQUITY	25,624	37,084
TOTAL LIABILITIES AND EQUITY	83,577	64,548

The accompanying notes form an integral part of the consolidated financial statements.

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts)
UNAUDITED

	For the Period Ended
	March 31, 2024	March 31, 2023
Revenues	$200,743	$107,845
Commissions and other agent-related costs	179,984	97,037
Gross Profit	20,759	10,808

General and administrative expenses	12,136	8,638
Marketing expenses	12,629	7,684
Research and development expenses	2,462	1,524
Settlement of litigation	9,250	-
Operating Loss	(15,718)	(7,038)

Other income (expenses), net	173	28
Finance expenses, net	(552)	(305)
Net Loss	(16,097)	(7,315)
Net income attributable to noncontrolling interests	-	80
Net Loss Attributable to the Owners of the Company	(16,097)	(7,395)
Other comprehensive income/(loss) - net of tax, Items that will be reclassified subsequently to profit or loss:
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	43	93
Foreign currency translation adjustment	119	147
Total Comprehensive Loss Attributable to Owners of the Company	(15,935)	(7,155)
Total Comprehensive Income Attributable to NCI	-	80
Total Comprehensive Loss	(15,935)	(7,075)
Loss per share
Basic and diluted loss per share	$(0.09)	$(0.04)
Weighted-average shares, basic and diluted	184,692	178,629

The accompanying notes form an integral part of the consolidated financial statements.

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. dollar in thousands)
UNAUDITED

	Share Premium	Stock-Based Compensation Reserve	Foreign Exchange Translation Reserve	Investments Revaluations Reserve	Deficit	Treasury Stock	Equity Attributable to Owners	Non- Controlling Interests	Total Equity
Balance at, January 1, 2024	62,567	52,937	262	(429)	(78,205)	(257)	36,875	209	37,084
Total loss	-	-	-	-	(16,097)	-	(16,097)	-	(16,097)
Total other comprehensive income	-	-	119	43	-	-	162	-	162
Distributions paid to non-controlling interest	-	-	-	-	-	-	-	(38)	(38)
Acquisition of commons shares for Restricted Share Unit (RSU) Plan	-	-	-	-	-	(4,623)	(4,623)	-	(4,623)
Release of treasury shares	(2,770)	-	-	-	-	2,770	-	-	-
Issuance of Restricted Share Units	7,768	(7,768)	-	-	-	-	-	-	-
Exercise of stock options	1,178	(565)	-	-	-	-	613	-	613
Shares withheld for taxes	(321)	-	-	-	-	-	(321)	-	(321)
Equity-settled share-based payment	-	8,844	-	-	-	-	8,844	-	8,844
Balance at, March 31, 2024	68,422	53,448	381	(386)	(94,302)	(2,110)	25,453	171	25,624

Balance at, January 1, 2023	63,204	25,083	290	(759)	(50,704)	(14,962)	22,152	263	22,415
Total loss and income	-	-	-	-	(7,395)	-	(7,395)	80	(7,315)
Total other comprehensive income	-	-	147	93	-	-	240	-	240
Acquisition of commons shares for Restricted Share Unit (RSU) Plan	-	-	-	-	-	(601)	(601)	-	(601)
Release of treasury shares	(4,160)	-	-	-	-	4,160	-	-	-
Issuance of Restricted Share Units	1,504	(1,504)	-	-	-	-	-		-
Exercise of stock options	101	(35)	-	-	-	-	66	-	66
Equity-settled share-based payment	-	5,761	-	-	-	-	5,761	-	5,761
Balance at, March 31, 2023	60,649	29,305	437	(666)	(58,099)	(11,403)	20,223	343	20,566

The accompanying notes form an integral part of the consolidated financial statements.

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollar in thousands)
UNAUDITED

	For the Period Ended
	March 31, 2024	March 31, 2023
OPERATING ACTIVITIES
Net Loss	$(16,097)	$(7,315)
Adjustments for:
Depreciation and amortization	326	269
Equity-settled share-based payments	8,844	5,761
Finance costs	400	183
Changes in operating asset and liabilities:
Trade receivables	(3,094)	148
Other receivables	(27)	(1)
Prepaid expenses and deposits	910	(224)
Accounts payable	522	(104)
Accrued liabilities	7,840	3,081
Customer deposits	11,492	7,955
Other payables	10,364	(475)
NET CASH PROVIDED BY OPERATING ACTIVITIES	21,480	9,278

INVESTING ACTIVITIES
Purchase of property and equipment	(96)	(140)
Investment deposits in debt instruments held at FVTOCI	(171)	(506)
Investment withdrawals in debt instruments held at FVTOCI	22	-
NET CASH USED IN INVESTING ACTIVITIES	(245)	(646)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(4,623)	(601)
Shares withheld for taxes	(321)	-
Proceeds from exercise of stock options	613	66
Payment of lease liabilities	-	(80)
Distributions paid to non-controlling interest	(38)	-
NET CASH USED IN FINANCING ACTIVITIES	(4,369)	(615)

Net change in cash, cash equivalents and restricted cash	16,866	8,017
Cash, cash equivalents and restricted cash, beginning of year	27,655	18,327
Fluctuations in foreign currency	(9)	67
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$44,512	$26,411

 The accompanying notes form an integral part of the consolidated financial statements

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

1. GENERAL INFORMATION

The Real Brokerage Inc. ("Real" or the "Company") is a growing real estate technology company located in the United States and Canada. Real is taking a first principles approach to redefining the role of a real estate brokerage in the lives of agents and within the broader housing ecosystem. The Company focuses on developing technology to enhance real estate agent performance while building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets in which Real operates. Real's goal is to establish the Company as the destination brokerage for agents, by offering an unmatched combination of technology, support, and financial incentives. Real's vision is to transform home buying under the guidance of an agent via an integrated consumer portal and app, while growing attachment of ancillary services including mortgage brokerage and title insurance. Concurrently, Real plans to expand its suite of tools and products tailored for agents, including mobile banking, payment solutions, and wealth management tools, to facilitate their journey towards generational wealth.

The consolidated operations of Real include the subsidiaries of Real, including those involved in the brokerage, title and mortgage broker operations.

On May 17, 2021, the TSX Venture Exchange (the "TSXV") accepted the Company's Notice of Intention to implement a normal course issuer bid ("NCIB"). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the NASDAQ Capital Market ("NASDAQ") and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million common shares of the Company ("Common Shares"), representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which, Real may purchase up to approximately 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2024.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an "RSU") obligations. The Company appointed CWB Trust Services (the "Trustee") as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as to deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

During the quarter ended March 31, 2024, the Company repurchased 1.7 million Common Shares in the amount of $4.6 million.

On June 15, 2021, the Company's Common Shares commenced trading on the NASDAQ under the symbol "REAX". On July 26, 2022, the Company's Common Shares commenced trading on the Toronto Stock Exchange (the "TSX") under the symbol "REAX".

On July 28, 2023, the Company announced that its application for a voluntary delisting of its Common Shares from the TSX had been approved by the Company's Board of Directors and the TSX. The Common Shares were delisted from the TSX effective as of close of markets on August 11, 2023.  The Common Shares continue to be listed and traded on the "NASDAQ under the symbol "REAX".

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2023.

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

A. Basis of preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company's annual audited consolidated financial statements for the period ended December 31, 2023. These unaudited interim condensed consolidated financial statements were authorized for issuance by the Company's Board of Directors on May 7, 2024.

All dollar amounts are in U.S. dollars unless otherwise stated.

3. REVENUE

In the following table, revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	For the Period Ended
	March 31, 2024	March 31, 2023
Main revenue streams
Commissions	199,252	107,115
Title	795	598
Mortgage Income	696	132
Total Revenue	200,743	107,845

4. EXPENSES BY NATURE

In the following table, cost of sales represents real estate commissions paid to the Company's agents, as well as to outside brokerages in Canada, and Title Fee Expenses (in thousands).

	For the Period Ended
	March 31, 2024	March 31, 2023
Commissions and other agent-related costs	179,984	97,037

Operating Expenses
General and Administrative Expenses	12,136	8,638
Salaries and Benefits	5,868	4,478
Stock Based Compensation	1,354	959
Administrative Expenses	836	685
Professional Fees	3,118	1,647
Depreciation Expense	326	269
Other General and Administrative Expenses	634	600
Marketing Expenses	12,629	7,684
Salaries and Benefits	205	107
Stock Based Compensation for Employees	4	11
Stock Based Compensation for Agents	2,137	1,541
Revenue Share	9,064	5,434
Other Marketing and Advertising Cost	1,219	591
Research and Development Expenses	2,462	1,524
Salaries and Benefits	1,391	658
Stock Based Compensation	135	49
Other Research and Development	936	817
Settlement of Litigation	9,250	-
Total Cost of Sales and Operating Expenses	216,461	114,883

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

Finance Expenses

The following table provides a detailed breakdown of Finance costs (in thousands) as reported in the consolidated Statement of Income (Loss):

	For the Period Ended
Description	March 31, 2024	March 31, 2023
Change in Fair Value of Warrants Outstanding	271	(42)
Realized Losses (Gains)	53	8
Bank Fees	110	122
Finance Costs	117	217
Total Finance Expenses	552	305

5. OPERATING SEGMENTS DISCLOSURES

The businesses of the Company are divided operationally into three identified operating segments: North American Brokerage, Real Title and One Real Mortgage.  North American Brokerage generates revenue by processing real estate transactions which entitles the Company to commissions. Real Title generates revenue by offering title insurance and closing services for residential and/or commercial transactions. One Real Mortgage derives revenue from premiums associated with facilitating mortgage transactions between borrowers and lenders.

The Company has identified one reportable segment- North American Brokerage which comprises of more than 90% of Group's total revenue and net loss. The other two segments Real Title and One Real Mortgage are not considered as reporting segments as their revenue and net loss do not meet quantitative threshold set for reporting segments. These two segments are disclosed in an 'other segments' category below.

The presentation in this note for prior periods have been restated based on the current segment reporting.

Segment performance is evaluated based on income (loss) from operations and is measured consistently with income or loss in the consolidated financial statements.

The following table present significant information about the Company's reportable operating segments as reported to the Company's CODM:

	For the Period Ended March 31, 2024
	North American Brokerage	Other Segments	Total
Revenues	199,252	1,491	200,743
Commissions and other agent-related costs	179,468	516	179,984
Gross Profit	19,784	975	20,759

General and administrative expenses	10,145	1,991	12,136
Marketing expenses	12,591	38	12,629
Research and development expenses	2,435	27	2,462
Litigation expenses	9,250	-	9,250
Operating Loss	(14,637)	(1,081)	(15,718)

Other income (expenses), net	173	-	173
Finance expenses, net	(542)	(10)	(552)
Net Loss	(15,006)	(1,091)	(16,097)

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

	For the Period Ended March 31, 2023
	North American Brokerage	Other Segments	Total
Revenues	107,115	730	107,845
Commissions and other agent-related costs	96,863	174	97,037
Gross Profit	10,252	556	10,808

General and administrative expenses	6,842	1,796	8,638
Marketing expenses	7,655	29	7,684
Research and development expenses	1,509	15	1,524
Operating Loss	(5,754)	(1,284)	(7,038)

Other income (expenses), net	28	-	28
Finance expenses, net	(304)	(1)	(305)
Net Loss	(6,030)	(1,285)	(7,315)

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales in the current and in the prior year.

The assets and liabilities of each segment are not reported to the CODM on a regular basis therefore they are not disclosed in these consolidated financial statements.

The amount of revenue from external customers, by geography, is shown in the table below:

	For the Period Ended
	March 31, 2024	March 31, 2023
United States	176,489	95,709
Canada	24,254	12,136
Total revenue by region	200,743	107,845

6. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus, any potentially dilutive Common Shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	For the Period Ended
	March 31, 2024	March 31, 2023
Issued Common Shares, Balance at the beginning of the year	183,606	178,201
Purchase of Shares	(1,106)	-
Release of Shares	493	-
Issuance of Shares	1,434	89
Exercise of Options	265	339
Weighted-average numbers of Common Shares	184,692	178,629

Loss per share
Basic and diluted loss per share	(0.09)	(0.04)

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	For the Period Ended
	March 31, 2024	March 31, 2023
Options	20,727	23,037
RSU	27,262	19,636
Total	47,989	42,673

7. SHARE-BASED PAYMENT ARRANGEMENTS

A. Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the "Stock Option Plan") that entitles key management personnel and employees to purchase shares in the Company. Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the "Omnibus Incentive Plan"). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

In connection with the graduation to the TSX, the Company amended its Omnibus Incentive Plan (the "A&R Plan") on July 13, 2022, and the Company's shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

The following table depicts the number of Options granted apart from the Company's various acquisitions (in thousands):

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

Grant Date	Number of Options	Vesting Conditions	Contractual Life of Options
Balance January 1, 2023	27,057
On March, 2023	1,500	16.7% on first anniversary, then quarterly vesting	10 years
On March, 2023	15	3 years quarterly vest	10 years
On June, 2023	65	33.3% on first anniversary, then quarterly vesting	10 years
On August, 2023	85	3 years quarterly vest	10 years
On November, 2023	10	33.3% on first anniversary, then quarterly vesting	10 years
Balance December 31, 2023	28,732
Balance January 1, 2024	28,732
Balance March 31, 2024	28,732

B. Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula which was also used to determine the Company's share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date of options granted in the period  were as follows:

	March 31, 2024	March 31, 2023
Share price	-	$1.25
Expected volatility (weighted-average)	-	108%
Expected life (weighted-average)	-	10 years
Expected dividends	-	- %
Risk-free interest rate (based on US government bonds)	-	3.65%

Expected volatility has been based on an evaluation of historical volatility of the company's share price.

C. Reconciliation of outstanding stock-options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	March 31, 2024		December 31, 2023
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	21,943	$0.92	21,746	$0.87
Granted	-	-	1,675	1.28
Forfeited/ Expired	-	-	(312)	1.41
Exercised	(1,216)	0.46	(1,166)	0.36
Outstanding at end of period	20,727	$0.95	21,943	$0.92
Exercisable at end of period	15,354	0.78	15,566	0.72

The Options outstanding as of March 31, 2024 had a weighted average exercise price of $0.95 (December 31, 2023: $0.92) and a weighted-average remaining contractual life of 7.1 years (December 31, 2023: 8.8 years).

D. Restricted share unit plan

Restricted share unit plan

Under the Company's agent performance grant program, the Company issues RSUs to agents based on an agent meeting certain performance metrics, and successfully attracting other performing agents to the Company. Each RSU, which have a vesting term of up to 3 years and subject to forfeiture in certain circumstances, entitles the holder to one Common Share. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in stock-based compensation reserve. The expense recognized from the issuance of RSU awards for the period ended March 31, 2024 was $2 million, and was classified as marketing expense.

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

Under the Company's agent stock purchase program, agents purchase RSUs, which vests immediately but have a one year restriction period, using a percentage of the agent's commission that is withheld by the Company. Each RSU entitles the holder to one Common Share. The RSUs are expensed in the period in which they are issued with a corresponding increase in equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent's "cap" amount (the "Cap"). As an incentive to participate in the program, the Company issues additional RSUs ("Bonus RSUs") with a value of (i) 10% of the commission withheld (the percentage was 15% previously) if an agent has not met the Cap and (ii) 20% of the commission withheld  (the percentage was 30% previously) if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the program are expensed to cost of goods sold and the Bonus RSUs are expensed to stock-based compensation expense. Bonus RUSs are amortized over the vesting period with a corresponding increase in stock-based compensation reserve.

Stock compensation awards granted to full time employees ("FTEs") are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the Consolidated Statements of Loss and Other Comprehensive Loss.

The following table illustrates the Company's stock activity (in thousands of units) for the restricted share units under its equity plan.

Restricted Share Units
Balance at, December 31, 2022	16,908
Granted	23,400
Vested and Issued	(10,631)
Forfeited	(4,089)
Balance at, December 31, 2023	25,588
Granted	5,903
Vested and Issued	(3,431)
Forfeited	(798)
Balance at, March 31, 2024	27,262

Stock Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the Consolidated Statement of Loss and Comprehensive Loss.

	For the Period Ended
	March 31, 2024			March 31, 2023
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
COGS - Agent Stock Based Compensation	-	5,214	5,214	-	3,201	3,201
Marketing Expenses - Agent Stock Based Compensation	142	1,995	2,137	349	1,192	1,541
Marketing Expenses - FTE Stock Based Compensation	1	3	4	2	9	11
Research and Development - FTE Stock Based Compensation	7	128	135	28	21	49
General and Administrative - FTE Stock Based Compensation	604	750	1,354	638	321	959
Total Stock Based Compensation	754	8,090	8,844	1,017	4,744	5,761

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

8. INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The following table provides a detailed breakdown of short-term investments (in thousands) as reported in the Consolidated Statements of Financial Positions:

Description	Estimated Fair Value December 31, 2023	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value March 31, 2024
Cash Investments	6,531	(2,860)	171	-	3,842
Fixed Income	7,597	2,860	-	42	10,499
Investment Certificate	94	-	-	(22)	72
Total	14,222	-	171	20	14,413

Investment securities are recorded at fair value. The Company's investment securities portfolio consists primarily of cash investments, debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company's investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss).

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

9. PROPERTY AND EQUIPMENT

Reconciliation of Carrying Amounts (in thousands)

	Computer Equipment	Software	Furniture and Equipment	Total
Cost
Balance at December 31, 2022	526	969	96	1,591
Disposals	-	-	(86)	(86)
Additions	138	449	-	587
Balance at December 31, 2023	664	1,418	10	2,092
Disposals	(17)	-	-	(17)
Additions	13	83	-	96
Balance at March 31, 2024	660	1,501	10	2,171
Accumulated Depreciation
Balance at December 31, 2022	118	57	66	241
Disposals	-	-	(65)	(65)
Depreciation	125	191	-	316
Balance at December 31, 2023	243	248	1	492
Disposals	(17)	-	-	(17)
Depreciation	31	72	-	103
Balance at March 31, 2024	257	320	1	578

Carrying Amounts
Balance at December 31, 2023	421	1,170	9	1,600
Balance at March 31, 2024	403	1,181	9	1,593

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

10. INTANGIBLE ASSETS

The Company's intangible assets are finite lived and consist primarily of customer relationships which is amortized on a straight-line basis over its useful life of 5 years.

Reconciliation of Carrying Amounts (in thousands)

Intangible Assets
Cost
Balance at December 31, 2022	3,933
Purchase Price Allocation Adjustment	530
Balance at December 31, 2023	4,463
Additions	-
Balance at March 31, 2024	4,463
Accumulated Depreciation
Balance at December 31, 2022	225
Depreciation	796
Balance at December 31, 2023	1,021
Depreciation	223
Balance at March 31, 2024	1,244

Carrying Amounts
Balance at December 31, 2023	3,442
Balance at March 31, 2024	3,219

11. GOODWILL

We record goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and intangible assets acquired. We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired.

	Realty Crunch	Expetitle	LemonBrew	Total
Cost
Balance at December 31, 2022	602	8,393	1,267	10,262
Impairment	-	(723)	-	(723)
Adjustments	-	-	(546)	(546)
Balance at December 31, 2023	602	7,670	721	8,993
Additions	-	-	-	-
Balance at March 31, 2024	602	7,670	721	8,993
Carrying Amounts
Balance at December 31, 2023	602	7,670	721	8,993
Balance at March 31, 2024	602	7,670	721	8,993

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

12. CAPITAL AND RESERVES

Share capital and share premium

All Common Shares rank equally with regards to the Company's residual assets. The following table is presented in thousands:

	Authorized		Issued and Paid
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Ordinary shares no-par value	unlimited	unlimited	187,188	183,605

During the period ended March 31, 2024, the Company issued 3.6 million shares due to exercise of stock options and release of restricted stock units granted to agents and employees.

Total number of shares held by our trustee in the NCIB is 708 thousand and 175 thousand as of March 31, 2024 and December 31, 2023, respectively.

13. LIQUIDITY AND CAPITAL RESOURCES

Real defines capital as its equity. It is comprised of share premium, stock-based compensation reserves, deficit, other reserves, treasury stock, and non-controlling interests. The Company's capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts by considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real's objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company's capital management policies during the periods ended March 31, 2024, and December 31, 2023.

The following table presents the Company's liquidity (in thousands):

	For the Period Ended
	March 31, 2024	December 31, 2023
Cash	20,072	14,707
Other Receivables	90	63
Investments in Financial Assets	14,413	14,222
Total	34,575	28,992

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

14. FINANCIAL INSTRUMENTS - FAIR VALUE AND RISK MANAGEMENT

Accounting classifications and fair value (in thousands)

	For the Period Ended March 31, 2024
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	14,413	-	14,413
Total Financial Assets Measured at Fair Value (FV)	-	-	-	14,413	-	14,413
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	540	540
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	540	540
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	20,072	-	20,072	-	-	-
Restricted Cash	24,440	-	24,440	-	-	-
Trade Receivables	9,535	-	9,535	-	-	-
Other Receivables	90	-	90	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	54,137	-	54,137	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	1,093	1,093	-	-	-
Accrued Liabilities	-	21,214	21,214	-	-	-
Customer Deposits	-	24,440	24,440	-	-	-
Other Payables	-	10,666	10,666	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	57,413	57,413	-	-	-

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

	For the Year Ended December 31, 2023
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	14,222	-	14,222
Total Financial Assets Measured at Fair Value (FV)	-	-	-	14,222	-	14,222
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	269	269
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	269	269
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	14,707	-	14,707	-	-	-
Restricted Cash	12,948	-	12,948	-	-	-
Trade Receivables	6,441	-	6,441	-	-	-
Other Receivables	63	-	63	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	34,159	-	34,159	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	571	571	-	-	-
Accrued Liabilities	-	13,374	13,374	-	-	-
Customer Deposits	-	12,948	12,948	-	-	-
Other Payables	-	302	302	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	27,195	27,195	-	-	-

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

A. Transfers between levels

During the periods ended March 31, 2024, and December 31, 2023, there have been no transfers between Level 1, Level 2 and Level 3.

B. Financial risk management

The Company has exposure to the following risks arising from financial instruments:

- credit risk (see (ii));

- liquidity risk (see (iii));

- market risk (see (iv)); and

- investment risk (see (v)).

i. Risk management framework

The Company's activity exposes it to a variety of financial risks, including credit risk, liquidity risk, market risk and investment risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company's finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company's Audit Committee oversees how management monitors compliance with the Company's risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets represents the maximum credit exposure.

Trade receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

Loss rates are calculated using a 'roll rate' method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different Cash Generating Units based on the following common credit risk characteristics - geographic region, credit information about the customer and the type of home purchased.

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company's view of economic conditions over the expected lives of the receivables.

As of March 31, 2024, the exposure to credit risk for trade receivables and contract asset (in thousands) by geographic region was as follows:

	March 31, 2024	December 31, 2023
US	5,573	4,607
Other Regions	3,962	1,834
Trade Receivables	9,535	6,441

iii. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

iv. Market risk

Market risk is the risk that changes in market prices - e.g. foreign exchange rates, interest rates and equity prices - will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars, Israeli shekel and Canadian dollars.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the U.S. dollar (USD), Israeli shekel (ILS), or Canadian Dollar (CAD) against all other currencies in which the Company operates as of March 31, 2024 and December 31, 2023 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The following table is presented in thousands:

	Average Rate		Period-end Spot Rate
	Strengthening	Weakening	Strengthening	Weakening
Balance at, March 31, 2024
CAD (-5% movement)	132	(132)	177	(177)
ILS (-5% movement)	15	(15)	55	(55)
Balance at, December 31, 2023
CAD (-5% movement)	485	(485)	655	(655)
ILS (-5% movement)	33	(33)	121	(121)

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

Foreign Currency Risk Management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Company's foreign currency denominated monetary assets and monetary liabilities (in thousands) at the reporting date are as follows:

	Liabilities		Assets
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
CAD	(25,314)	(13,463)	15,703	4,949
ILS	(287)	(178)	7,452	7,494
Total Exposure	(25,601)	(13,641)	23,155	12,443

v. Investment risk

The Company invested into a managed investment portfolio, exposing it to risk of losses based on market fluctuations. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. Funds apportioned for investment are allocated accordingly to the investment guidelines set forth by Management. Investments are made in U.S. currency.

The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

Information about the Company's investment activity is included in Note 8.

15. COMMITMENTS AND CONTINGENCIES

On April 8, 2024, the Company entered into a settlement agreement to resolve the pending class action litigation, Umpa v. NAR, 4:23-cv-00945 (W.D. Mo.), on a nationwide basis.

This settlement conclusively addresses all claims asserted against Real in the Umpa lawsuit, releasing Real, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by Real, nor does it concede or validate any of the claims asserted in the litigation.

Under the terms of the settlement agreement, Real has committed to paying $9.25 million into a qualified settlement fund within 30 days following the court's preliminary approval of the settlement agreement. The Company does not foresee the settlement terms having a material impact on its future operations.

Additionally, Real has agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. Real will also develop training materials to support these practice changes.

On April 30, 2024, the settlement agreement received preliminary approval by the court. The settlement agreement awaits final court approval and will take effect upon such final approval.

16. RELATED PARTY TRANSACTIONS

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company's key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, President, Chief Technology Officer, and Chief Marketing Officer, and other members of the executive team. Executive officers participate in the A&R Plan (see Note 7.A). Directors and officers of the Company control approximately 36.55% of the voting shares of the Company. The remuneration of key management personnel and directors of the Company who are part of related parties is set out below (in thousands):

THE REAL BROKERAGE INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2024 AND 2023 UNAUDITED

	For the Period Ended
	March 31, 2024	March 31, 2023
Salaries and Benefits	653	553
Stock-Based Compensation	1,194	802
Compensation Expenses for Related Parties	1,847	1,355

17. SUBSEQUENT EVENTS

On April 8, 2024, the Company entered into a settlement agreement to resolve the pending class action litigation, Umpa v. NAR, 4:23-cv-00945 (W.D. Mo.), on a nationwide basis. This settlement conclusively addresses all claims asserted against Real in the Umpa lawsuit, releasing Real, its subsidiaries, and affiliated agents from these claims on a nationwide basis. The settlement does not constitute an admission of liability by Real, nor does it concede or validate any of the claims asserted in the litigation. Under the terms of the settlement agreement, Real has committed to paying $9.25 million into a qualified settlement fund within 30 days following the court's preliminary approval of the settlement agreement. Additionally, as part of the settlement, Real has agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. Real will also develop training materials to support these practice changes. On April 30, 2024, the settlement agreement received preliminary approval by the court. The settlement agreement awaits final court approval and will take effect upon such final approval.